THE EXCHEQUER VARIABLE ANNUITY

A FLEXIBLE PREMIUM DEFERRED COMBINATION FIXED
AND VARIABLE ANNUITY CONTRACT
issued by
Security Life of Denver Insurance Company
and its
Security Life Separate Account A1

Supplement Effective as of April 30, 2012

This supplement updates and amends certain information contained in your prospectus dated May 1, 1998, and subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference.

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IMPORTANT INFORMATION ABOUT THE PORTFOLIOS
AVAILABLE THROUGH THE CONTRACT

The following chart lists the Portfolios that are, effective April 30, 2012, available through the Investment Divisions of Security Life Separate Account A1, along with each Portfolio's investment adviser/subadviser and investment objective. More detailed information about these Portfolios can be found in the current prospectus and Statement of Additional Information for each Portfolio. If you received a summary prospectus for any of the Portfolios available through your Contract, you may obtain a full prospectus and other Portfolio information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the Portfolio's summary prospectus.

There is no assurance that the stated investment objectives of any of the Portfolios will be achieved. Shares of the Portfolios will rise and fall in value and you could lose money by allocating Contract value to the Investment Divisions that invest in the Portfolios. Shares of the Portfolios are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation ("FDIC") or any other government agency. Except as noted, all Portfolios are diversified, as defined under the 1940 Act.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING FMR^{SM} Diversified Mid Cap Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Fidelity Management & Research Company	Seeks long-term growth of capital.
ING JPMorgan Emerging Markets Equity Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
ING JPMorgan Small Cap Core Equity Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Large Cap Growth Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co. LLC *	Seeks long-term capital growth.
ING Limited Maturity Bond Portfolio (Class S)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co. LLC*	Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.
ING Liquid Assets Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co. LLC*	Seeks high level of current income consistent with the preservation of capital and liquidity.
ING MFS Utilities Portfolio (Class S)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Massachusetts Financial Services Company	Seeks total return.
ING Pioneer Fund Portfolio (Class S)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.
ING T. Rowe Price Equity Income Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING U.S. Stock Index Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co. LLC*	Seeks total return.
ING Invesco Van Kampen Equity and Income Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.
ING Pioneer High Yield Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Balanced Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. LLC*	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
ING Intermediate Bond Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. LLC*	Seeks to maximize total return consistent with reasonable risk. The portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING International Index Portfolio (Class S)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. LLC*	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.
ING Russell™ Large Cap Growth Index Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. LLC*	A *non diversified* portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.

IMPORTANT INFORMATION ABOUT PORTFOLIOS
CLOSED TO NEW INVESTMENT

The Investment Divisions that invest in the following Portfolios have been closed to new investment:
- Invesco V.I. Core Equity Fund
- Van Eck VIP Global Hard Assets Fund

Contract owners who have Contract value allocated to one or more of the Investment Divisions which correspond to these Portfolios may leave their Contract value in those Investment Divisions, but future allocations and transfers into those Investment Divisions are prohibited. If your most recent premium allocation instructions includes an Investment Division that corresponds to one of these Portfolios, premium received that would have been allocated to an Investment Division corresponding to one of these Portfolios may be automatically allocated among the other available Investment Divisions according to your most recent premium allocation instructions. If your most recent allocation instructions do not include any available Portfolios, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting our ING Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050 or www.ingservicecenter.com. **See the Your Right to Transfer Among Divisions section beginning on page 27 of your Contract prospectus for information about making allocation changes.**

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* Effective December 31, 2011, ING Investment Management Co. merged with and into ING Investment Management Co. LLC.

IMPORTANT INFORMATION ABOUT THE COMPANY'S INTEREST BEARING RETAINED ASSET ACCOUNT

Subject to state law conditions and requirements, full payment of the Death Benefit Proceeds ("Proceeds") to a Beneficiary may be made into an interest bearing retained asset account that is backed by our general account. **The retained asset account is not guaranteed by the FDIC.** The Beneficiary may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to make a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the Beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the Contract. A Beneficiary should carefully review all settlement and payment options available under the Contract and are encouraged to consult with a financial professional or tax advisor before choosing a settlement or payment option.

A Beneficiary may request additional information about the retained asset account and the draftbook feature or may elect to receive payment of the Proceeds by check rather than through the account's draftbook feature by contacting our ING Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050 or www.ingservicecenter.com.

REGULATORY MATTERS

As with many financial services companies, the company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with examinations, inquiries, investigations and audits of the products and practices of the company or the financial services industry. Considerable regulatory scrutiny currently is being focused on whether and to what extent life insurance companies are using the United States Social Security Administration's Death Master File ("SSDMF") to proactively ascertain when customers have deceased and to pay benefits even where no claim for benefits has been made. The company has received industry-wide and company-specific inquiries and is engaged in market conduct examinations with respect to its claims settlement practices, use of the SSDMF and compliance with unclaimed property laws. A majority of states are conducting an audit of the company's compliance with unclaimed property laws. The company also has been reviewing whether benefits are owed and whether reserves are adequate in instances where an insured appears to have died, but no claim for Death Benefits has been made. Some of the investigations, exams, inquiries and audits could result in regulatory action against the company. The potential outcome of such action is difficult to predict but could subject the company to adverse consequences, including, but not limited to, settlement payments, additional payments to Beneficiaries and additional escheatment of funds deemed abandoned under state laws. They may also result in fines and penalties and changes to the company's procedures for the identification and escheatment of abandoned property and other financial liability. While it is not possible to predict the outcome of any such action, or internal or external investigations, examinations, reviews or inquiries, management does not believe that they will have a material adverse effect on the company's financial position. It is the practice of the company and its affiliates to cooperate fully in these matters.

MORE INFORMATION IS AVAILABLE

More information about the Portfolios available through your Contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each Portfolio. You may obtain these documents by contacting us at our:

ING Customer Service Center
P.O. Box 5065
Minot, ND 58702-5065
1-877-253-5050

If you received a summary prospectus for any of the Portfolios available through your Contract, you may obtain a full prospectus and other Portfolio information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the Portfolio's summary prospectus.